							Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
(dollars in thousands)	June 30, 2018		July 1, 2017	July 2, 2016 (2)		June 27, 2015	June 28, 2014
Earnings before income taxes	$1,956,224		$1,766,230	$1,433,007		$1,008,147	$1,475,624
Add: Fixed charges	453,193		348,619	339,358		281,756	147,922
Subtract: Capitalized interest	2,473		2,038	2,032		866	1,097
Total	$2,406,944		$2,112,811	$1,770,333		$1,289,037	$1,622,449
Fixed Charges:
Interest expense	$395,483	(3)	$302,878	$306,146	(4)	$254,807	$123,741
Capitalized interest	2,473		2,038	2,032		866	1,097
Rent expense interest factor	55,237		43,703	31,180		26,083	23,084
Total	$453,193		$348,619	$339,358		$281,756	$147,922

Ratio of earnings to fixed charges (1)	5.3		6.1	5.2		4.6	11.0

(1)  For the purpose of calculating this ratio, “earnings” consist of earnings before income taxes and fixed charges (exclusive of interest capitalized). “Fixed charges” consist of interest expense, capitalized interest and the estimated interest portion of rents.

(2) The fiscal year ended July 2, 2016 was a 53-week year.
(3) The interest expense included within fixed charges in fiscal 2018 includes $53.1 million related to loss on extinguishment of debt.
(4) The interest expense included within fixed charges in fiscal 2016 includes $86.5 million related to loss on extinguishment of debt.